

401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4

Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

NEWS RELEASE

June 4, 2008
Shares Issued and Outstanding: 59,932,381
TSX: MPV
AMEX: MDM

Mountain Province Reviewing Strategic Alternatives

Toronto and New York, June 4, 2008 – Mountain Province Diamonds Inc. ("Mountain Province" or "the Company") (TSX: MPV, AMEX:MDM) today announced that, with the support of its joint venture partner, De Beers Canada Inc., it has begun a process to review strategic alternatives in relation to the Gahcho Kué Joint Venture. The Company cautions shareholders that there is no assurance that the review will result in any specific transaction and no timetable has been set for its completion.

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About Mountain Province
Located in Canada's Northwest Territories, Gahcho Kué is one of the largest new diamond projects under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development.

Mountain Province Diamonds (49 percent) is a joint venture partner with De Beers Canada Inc (51 percent) in the Gahcho Kué project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562